UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building
Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Entry Into a Material Definitive Agreement

On August 5, 2025, Sunrise New Energy Co., Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into a joint venture agreement (the “JV Agreement”) with SDH (HK) New Energy Tech Co., Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of the Company (“SDH (HK)”), Kekecely Ltd, a corporation organized under the laws of British Virgin Islands, and Simple Cloud Technology, a corporation organized under the laws of the state of Maryland (together with the Company, the foregoing entities are collectively referred to as “Parties”).

Pursuant to the JV Agreement, the Parties have agreed to establish a joint venture to be named “Alchemistica Inc” (the “JV”) under the laws of the State of Delaware, to support the expansion of the Company’s operations into the United States. The Parties will make an aggregate capital contribution of US$1,000,000 to finance the JV and will receive equity interests in the JV in proportion to their respective capital contributions. The Company and SDH (HK) will collectively contribute a total of US$710,000 and will hold a combined 71% equity interest in the JV.

The foregoing description of the JV Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, which is attached hereto as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: August 8, 2025	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	JV Agreement dated August 5, 2025 by and among the Parties

3